UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 9, 2009

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

Tel: (65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 2.05	Costs Associated with Exit or Disposal Activities

On January 9, 2009, Avago Technologies Finance Pte. Ltd. (the “Company”) announced it will consolidate its worldwide workforce, reducing the number of employees by approximately 230, or about 6 percent of total headcount. Accordingly, the Company expects to record charges, which will be primarily cash charges, of approximately $6 million to $8 million. The majority of the charges will be reflected in the financial results for the first quarter of fiscal 2009, ending February 1, 2009. The remainder will be included in the financial results for second quarter of fiscal 2009, ending May 3, 2009.

The foregoing description is qualified in its entirety by reference to the Registrant’s release dated January 9, 2009, a copy of which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference to such filing.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

99.1	Release distributed by Avago Technologies Finance Pte. Ltd. on January 9, 2009 entitled “Avago Technologies Finance Announces Workforce Consolidation”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

Avago Technologies Finance Pte. Ltd.

By:	/s/ Douglas Bettinger
Name:	Douglas Bettinger
Title:	Senior Vice President and Chief Financial Officer

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